COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

SEC MAIL PROCESSING
RECEIVED
DEC - 8 2003
WASH. D.C. 158 SECTION

File Number: 82.2994

24 November 2003

03045042

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

12/11

COCA-COLA AMATIL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

## COCA-COLA AMATIL SELLS NEVERFAIL TRADEMARKS TO THE COCA-COLA COMPANY

**Sydney, 24 November 2003:** Coca-Cola Amatil Limited (CCA) announced today that it had sold the Neverfail Springwater Limited (Neverfail) trademarks and associated intellectual property to The Coca-Cola Company (TCCC) for approximately $28 million. During the takeover of Neverfail, CCA disclosed its intention to sell the trademarks to TCCC.

The two companies have also entered into a long-term licence agreement for the use of the Neverfail trademarks with the licence fee fixed at a rate that allows both CCA and TCCC to achieve returns in proportion to their respective investments.

Yours faithfully

D A Wylie
Secretary

**ENDS**

For further information, please contact:

| | |
|---|---|
| Peter Steel | +61 2 9259 6553 (Analysts) |
| Alec Wagstaff | +61 2 9259 6571 (Media) |